February 24, 2021

VIA EDGAR

Ms. Stacie Gorman

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Moody National REIT II, Inc.
Application for Withdrawal of Post-Effective Amendment No. 4 to the Registration Statement on Form S-11
(File No. 333-222610)

Dear Ms. Gorman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Moody National REIT II, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333-222610) filed by the Company with the Commission on April 29, 2020 (the “Post-Effective Amendment”).

The Company is requesting the withdrawal of the Post-Effective Amendment on the grounds that the public offering of the Company’s securities remains indefinitely suspended. The Company confirms that no securities have been issued pursuant to the Post-Effective Amendment.

Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Post-Effective Amendment be issued by the Commission. Please contact Aaron Hendricson of Alston & Bird LLP at (214) 922-3412 if you have any questions.

Very truly yours,

/s/ Robert W. Engel

Robert W. Engel
Chief Financial Officer

Copies to:	Mary E. Smith (Moody National REIT II, Inc.)
Aaron Hendricson (Alston & Bird LLP)